FORM 11-K

                U. S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC  20549

                              ANNUAL REPORT

    PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 1994

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          First Financial Holdings, Inc. Sharing Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          First Financial Holdings, Inc.
          34 Broad Street
          Charleston, SC  29401

THE PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"). IN ACCORDANCE WITH ITEM NO. 4 OF REQUIRED INFORMATION, THE PLAN FINANCIAL STATEMENTS AND SCHEDULES ATTACHED HERETO WERE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

                      FIRST FINANCIAL HOLDINGS, INC.
                           SHARING THRIFT PLAN

                          Financial Statements

                       December 31, 1994 and 1993

               (With Independent Auditors' Report Thereon)

                                  Index

Independent Auditors' Report

Financial Statements for 1994 and 1993:

  Statements of Net Assets Available for Benefits, with Fund Information

  Statements of Changes in Net Assets Available for Benefits, with Fund
     Information

Notes to Financial Statements

Schedules Supporting Financial Statements for 1994:

  Schedule I - Assets Held for Investment Purposes - Item 27.a.

  Schedule II - Summary of Reportable Transactions - Item 27.d.

INDEPENDENT AUDITORS' REPORT

The Plan Trustees
First Financial Holdings, Inc. Sharing Thrift Plan

We have audited the accompanying statement of net assets available for benefits, with fund information of First Financial Holdings, Inc. Sharing Thrift Plan (the "Plan") as of December 31, 1994 and the related statement of changes in net assets available for benefits, with fund information for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of First Financial Holdings, Inc. Sharing Thrift Plan as of December 31, 1993 and for the year then ended, were audited by other auditors whose report thereon dated July 1, 1994 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1994, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit for the year ended December 31, 1994 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employer Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   McLain, Moise & Associates, PC


Charleston, South Carolina
July 6, 1995

                       FIRST FINANCIAL HOLDINGS, INC.
                             SHARING THRIFT PLAN

            Statements of Net Assets Available for Benefits, with Fund Information

                                   December 31, 1994 and 1993


                                         December 31, 1994

                          Equity         Fixed        Stock         Growth        Bond          Loan
                           Fund           Fund         Fund          Fund         Fund          Fund       Total
Assets:
  Investments,
    at fair value        $4,217,146     $3,799,696    $5,623,117    $1,601,331    $263,496        --      $15,504,786
  Employer contributions
    receivable               42,630         30,323       110,295        25,215       7,017        --          215,480
  Due (to) from other
    funds                  (150,868)        67,512       119,190       (26,465)     (9,369)       --             --
  Loans receivable from
    participants               --             --            --            --          --      $151,072        151,072
Net assets available for
  benefits               $4,108,908     $3,897,531     $5,852,602   $1,600,081   $ 261,144    $151,072    $15,871,338






                                         December 31, 1993


                            Equity         Fixed          Stock           Growth         Bond         Loan
                             Fund          Fund           Fund             Fund          Fund         Fund       Total
Assets:
  Investments,
    at fair value          $3,898,768     $3,833,830     $4,583,295     $1,309,210   $ 394,261         --     $14,019,364
  Employer contributions
    receivable                 43,893         35,505        108,124         25,278      11,604         --         224,404
  Due (to) from other funds   140,863       (286,150)        96,080         39,760       9,447         --            --
  Loans receivable from
    participants                 --             --             --             --          --       $124,121       124,121
Net assets available for
  benefits                 $4,083,524     $3,583,185     $4,787,499     $1,374,248  $415,312       $124,121   $14,367,889


See accompanying notes to financial statements.

                         FIRST FINANCIAL HOLDINGS, INC.
                               SHARING THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits, with Fund Information


                          Year Ended December 31, 1994


                                    Equity      Fixed         Stock         Growth        Bond         Loans
                                     Fund        Fund          Fund          Fund         Fund         Fund          Total
Additions to net assets
  attributable to:
  Investment income:
   Net appreciation (depreciation)
     in fair value of investments  $(200,864)  $     --     $ (126,236)  $ (70,743)  $ (47,724)     --    $ (445,567)
   Interest                             --        189,402        1,667        --          --    $ 12,124     203,193
   Dividends                         189,853         --        119,414      47,650      24,592      --       381,509
     Total investment income         (11,011)     189,402       (5,155)    (23,093)    (23,132)   12,124     139,135

  Contributions:
   Participants                      305,719      171,555      134,463     181,578      43,430      --       836,745
   Cafeteria credits                    --         60,332         --          --          --        --        60,332
   Employer match                       --           --        351,458        --          --        --       351,458
   Employer profit sharing           183,069      119,676       76,395     104,813      34,599      --       518,552
     Total contributions             488,788      351,563      562,316     286,391      78,029      --     1,767,087

       Total additions               477,777      540,965      557,161     263,298      54,897    12,124   1,906,222

Deductions from net assets
  attributable to:
  Benefits and withdrawals
   paid to participants               82,999      194,783       33,890      29,367      11,536      --       352,575
  Administrative fees                 16,065       13,904       19,091       5,788       1,226      --        56,074

       Total deductions               99,064      208,687       52,981      35,155      12,762      --       408,649

Net increase (decrease) prior
  to transfers                       378,713      332,278      504,180     228,143      42,135    12,124   1,497,573

Transfers:
  Rollover contributions                 757         --          2,270       2,849        --        --         5,876
  Interfund transfers               (354,086)     (17,932)     558,653      (5,159)   (196,303)   14,827        --

       Total transfers              (353,329)     (17,932)     560,923      (2,310)   (196,303)   14,827       5,876

Net increase (decrease)               25,384      314,346    1,065,103     225,833    (154,168)   26,951   1,503,449

Net assets available for benefits,
   Beginning of year               4,083,524    3,583,185    4,787,499   1,374,248     415,312   124,121  14,367,889
   End of year                    $4,108,908   $3,897,531   $5,852,602  $1,600,081   $ 261,144  $151,072 $15,871,338


See accompanying notes to financial statements.

                         FIRST FINANCIAL HOLDINGS, INC.
                               SHARING THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits, with Fund Information


                          Year Ended December 31, 1993


                                     Equity        Fixed        Stock          Growth          Bond           Loans
                                      Fund          Fund         Fund           Fund           Fund           Fund         Total
Additions to net assets
  attributable to:
  Investment income:
   Net appreciation (depreciation)
     in fair value of investments  $  217,023    $  (1,001)   $1,517,776    $   46,406      $   6,827           --      $1,787,031
   Interest                            30,060      235,165         5,841        11,185          5,592      $   9,627       297,470
   Dividends                          136,064         --          98,114        17,495         14,491           --         266,164
     Total investment income          383,147      234,164     1,621,731        75,086         26,910          9,627     2,350,665

  Contributions:
   Participants                       217,300      165,599        73,607       115,756         41,167           --         613,429
   Cafeteria credits                     --         47,789          --            --             --             --          47,789
   Employer match                        --           --         282,794          --             --             --         282,794
   Employer profit sharing            136,326      127,538        50,146        75,013         33,840           --         422,863
     Total contributions              353,626      340,926       406,547       190,769         75,007           --       1,366,875

       Total additions                736,773      575,090     2,028,278       265,855        101,917          9,627     3,717,540

Deductions from net assets
  attributable to:
  Benefits and withdrawals
   paid to participants               391,262       81,104        91,577        36,116         19,385           --         619,444
  Administrative fees                  31,470       32,760        31,898        10,121          2,893           --         109,142

       Total deductions               422,732      113,864       123,475        46,237         22,278           --         728,586

Net increase (decrease) prior
  to transfers                        314,041      461,226     1,904,803       219,618         79,639          9,627     2,988,954

Transfers:
  Rollover contributions                 --           --             821          --             --             --             821
  Transfers from other plans          929,154      693,231       122,041       345,507        177,267           --       2,267,200
  Interfund transfers                 403,708     (636,198)      119,166        84,041          9,888         19,395          --

       Total transfers              1,332,862       57,033       242,028       429,548        187,155         19,395     2,268,021

Net increase (decrease)             1,646,903      518,259     2,146,831       649,166        266,794         29,022     5,256,975

Net assets available for benefits:
  Beginning of year                 2,436,621    3,064,926     2,640,668       725,082        148,518         95,099     9,110,914
  End of year                      $4,083,524   $3,583,185    $4,787,499    $1,374,248      $ 415,312       $124,121   $14,367,889


See accompanying notes to financial statements.

                        FIRST FINANCIAL HOLDINGS, INC.
                            SHARING THRIFT PLAN

                       Notes to Financial Statements
                        December 31, 1994 and 1993

1.  Description of Plan
    The following description of First Financial Holdings, Inc. (the "Company")Sharing Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Company is the holding company for First Federal Savings and Loan Association of Charleston, South Carolina and subsidiaries (First Federal) and Peoples Federal Savings and Loan in Conway, South Carolina and subsidiaries (Peoples Federal) (together the "Thrifts").

    A.  GENERAL
        The Plan is a defined contribution plan consisting of both a tax-deferred 401(k) program and a tax-deferred profit sharing program. The Plan covers all eligible hourly and salaried employees of the Company and its subsidiaries. Employees who have completed six months of service and who are expected to complete a year of service are eligible to make tax-deferred contributions. Employees, 21 years of age and older, who have completed a year of service are eligible to receive profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    B.  CONTRIBUTIONS
        The Plan permits eligible participants to contribute 2% to 15% of their annual compensation (as defined and not to exceed limitations prescribed by law).

        The Company matches part or all of the participant's tax-deferred contributions up to 5% of the participant's base compensation and makes a profit sharing contribution up to 6% of the participant's base compensation. The percentage for the Company's matching contribution and profit sharing contribution is determined for each of the Thrifts based on the individual Thrift's annualized return on equity for each quarter as follows:

                                                      MATCH AND
                                                    PROFIT SHARING
         RETURN ON EQUITY                             PERCENTAGES

          Less than 4%                                    0%
          4% to less than 8%                             25%
          8% to less than 12%                            50%
          12% to less than 16%                           75%
          16% or more                                   100%



   C. PARTICIPANT ACCOUNTS
      Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are in addition to Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   D. VESTING
      The participant contributions and Company-match contributions are immediately vested. The participants vest in the profit sharing contributions at 10% per year for the first four years and at 20% per year thereafter, until fully vested at seven years.

   E. INVESTMENT OPTIONS
      Upon enrollment in the Plan, participating employees may elect for their contributions and allocated employer profit sharing contributions to be invested in any of five investment funds as follows:

      Participant-directed funds:

      - The Equity Fund is an unsegregated diversified managed fund invested in equity investments selected by the Trustees. During 1994, the Equity Fund was invested in the Vanguard Wellington mutual fund. Effective February 3, 1995, all equity fund investments were transferred to the Fidelity Puritan Fund.

      - The Fixed Fund consists of investments in certificates of deposit and or interest-bearing deposit accounts of the Thrifts.

      -   The Stock Fund invests in common stock of First Financial
          Holdings, Inc.

      - The Growth Fund is an unsegregated diversified managed balanced fund that seeks to provide long-term growth of capital. During 1994, the Growth Fund was invested in the Vanguard Morgan Growth mutual fund. Effective January 3, 1995, all growth fund investments were transferred to the Fidelity Value fund.

      - The Bond Fund is an unsegregated diversified managed fixed income fund that invests primarily in investment grade bonds and seeks to provide a high level of current income consistent with the maintenance of principal and liquidity. During 1994, the Bond Fund was invested in the Vanguard Fixed Income Securities - Long-Term Corporate Portfolio mutual fund. Effective January 3, 1995, all bond fund investments were transferred to the Fidelity Intermediate Bond fund.

      Participant-directed and nonparticipant-directed funds: The Company's matching contributions are invested in common stock of First Financial Holdings, Inc.

      Information is not available to report the participant-directed and nonparticipant-directed stock investments separately.

      During 1994, participants could change their investment options quarterly.

   F. LOANS RECEIVABLE FROM PARTICIPANTS
      Participants may borrow from the Plan after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 less any outstanding balance on Plan loans over the last 12 months, or
      (2) the greater of $10,000 or one-half of the participant's Plan account balance. Generally, Plan loans are limited to one-half of the Participant's Plan account balance. In addition, the amounts invested in the First Financial Stock Fund are not available for borrowing.

   G. PAYMENT OF BENEFITS
      On termination of service due to death, disability or retirement, a participant will receive the value of the participant's vested interest in his or her account. A participant is no longer eligible to participate in the Plan after retirement or termination.

2.  SUMMARY OF ACCOUNTING POLICIES
    A. BASIS OF ACCOUNTING
       The financial statements of the Plan are prepared under the accrual method of accounting.

    B. INVESTMENT VALUATION AND INCOME RECOGNITION
       The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The First Financial Holdings, Inc. stock is valued at the average of the bid and ask quoted market price. Loans receivable from participants are valued at cost which approximates fair value.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.
       Dividends are recorded on  the ex-dividend date.

    C. PAYMENT OF BENEFITS AND WITHDRAWALS
       Benefits are recorded when paid. Benefits attributable to terminated employees at December 31, 1994 and 1993, which were paid in the subsequent year, were $163,963 and $208,508, respectively.

       Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

3.  INVESTMENTS
    The Plan's assets are held in a trust established pursuant to an agreement between the Company and the Trustees, who are officers of the Company or the Thrifts. The Trustees direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants' investment elections and certain other specified limitations. The fair values of the investments of the trust at December 31, 1994 and 1993, were as follows:


                                                 1994         1993
  Cash demand deposits held by:
      Vanguard Wellington Fund                $4,217,146    $3,898,768
      Vanguard Fixed Income Securities
          - Long-Term Corporate Portfolio
              Fund                               263,496       394,261
      Vanguard Morgan Growth Fund              1,601,331     1,309,210
      First Financial Holdings, Inc.             257,545       373,120

  Certificates of deposit accounts:
      First Federal or Peoples Federal         3,570,833     3,570,833

  Equity securities :
      First Financial Holdings, Inc.
          common stock                         5,594,435     4,473,172
              Total investments              $15,504,786   $14,019,364

  On December 30, 1994, the Plan sold all units in the Vanguard mutual funds. The Vanguard funds held the cash at year end and transferred the funds, at the Trustees' direction, to the Fidelity mutual funds on January 3, 1995.

  Certificates of deposit at December 31, 1994, consisted of amount on deposit with the Thrifts with interest rates ranging from 3.67% to 8.30%, and maturities of one month to five years.

  During 1994 and 1993, the Plan's mutual funds appreciated (depreciated) in value in the amounts of $(319,331) and $269,255, respectively. During 1994 and 1993, the Plan's equity securities appreciated (depreciated) in value in the amounts of $(126,236) and $1,517,776, respectively. These amounts represent the total of the net realized gain or loss from investment transactions and the net unrealized appreciation or depreciation of investments. The method used in calculating realized gains and losses is based on average net cost.

  The investments of the Stock Fund on the Statements of Net Assets Available for Benefits with Fund Information include invested cash to be used for future purchases of equity securities.

4.    CONTRIBUTIONS
  The Thrift's quarterly return on equity resulted in the following estimated average employer matching contributions (for those participants contributing at least 5%) and employer profit sharing contributions.

                                               1994          1993
  Employer matching contributions:
      First Federal                            2.50%         2.80%
      Peoples Federal                          4.69%         5.00%

  Employer profit sharing contributions:
      First Federal                            3.00%         3.38%
      Peoples Federal                          5.63%         6.00%

  These estimates represent the multiplication of the average return on equity percentages (in accordance with the schedule in Note 1.B.) times the 5% maximum matching percentage and 6% profit sharing percentage, respectively.

5.    RELATED PARTY TRANSACTIONS
  The Plan is administered by a committee consisting of three or more persons who are officers of the Company or the Thrifts. Members are appointed by the Company's Board of Directors.

  Expenses incurred in connection with the administration of the Plan are paid by the Plan. Administrative expenses paid by the Plan during 1994 and 1993 amounted to $56,074 and $109,142, respectively.

6.    TAX STATUS
  The Internal Revenue Service has previously informed the Plan's administrators that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code, and of the exempt status of the trust under Section 501(a) of the Code.

  The Plan obtained its latest determination letter on June 9, 1987, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and that the related trust was tax exempt as of the financial statement date.

7.    AMENDMENTS TO THE PLAN
  The Plan was amended during 1994 and 1993 for certain technical requirements of the Unemployment Compensation Amendment Act of 1992, Omnibus Budget Reconciliation Act of 1993 and Tax Reform Act of 1986, as well as resolutions of the Trustees. The more significant amendments were as follows:

  A.  Effective October 1994 and, in certain cases, earlier dates:
      1. Limit compensation for purposes of determining tax-deferred contributions.

      2. Refine the definition of the highly compensated employee group and compliance tests.

  B.  Effective June 30, 1993:
      1.  The name of the sponsor was changed to First Financial
          Holdings, Inc.

      2.  The participants' deferred contribution has changed.
          Participants may now contribute not less than 2% and not more than 15% of their base pay in a plan year.

      3. Unused credits in the Flexible Compensation Plan of First Financial Holdings, Inc. (Cafeteria Plan) may be contributed to the plan and will be invested in the Fixed Fund.

8.    AMOUNTS TRANSFERRED FROM OTHER PLAN'S ASSETS
  During 1993, the 401(k) Plan for the Employees of the Peoples Federal Savings and Loan Association (the "Peoples Federal Plan") was merged with the First Federal Savings and Loan Association of Charleston's Sharing Thrift Plan, creating the First Financial Holdings, Inc. Sharing Thrift Plan. Active employees of the Peoples Federal Plan meeting the eligibility requirements were permitted to roll over their 401(k) plan balances to the Sharing Thrift Plan. These rollovers were completed prior to December 31, 1993, and resulted in the following increases in net assets available for plan benefits:

      Equity Fund                         $  929,154
      Fixed Fund                             693,231
      Stock Fund                             122,041
      Growth Fund                            345,507
      Bond Fund                              177,267
          Total                           $2,267,200

9.    PLAN TERMINATION
  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                                     FIRST FINANCIAL HOLDINGS, INC.
                                          SHARING THRIFT PLAN
                                               Schedule I
                            Assets Held for Investment Purposes - Item 27.a.
                                            December 31, 1994



Identity of issue, borrower,             Description                                             Current
  lessor, or similar party              of investment                         Cost                Value

Cash on deposit with:
  First Federal or Peoples Federal*     Interest bearing deposits          $  257,545          $  257,545
  Vanguard Wellington Fund              (1)                                 4,217,146           4,217,146

  Vanguard Fixed Income
  Securities -- Long-Term
  Corporate Portfolio Fund              (1)                                   263,496             263,496

  Vanguard Morgan Growth Fund           (1)                                 1,601,331           1,601,331

Certificates of deposit:
  First Federal or Peoples Federal*     Maturing 1995-1999                  3,570,833           3,570,833

Common stock:
  First Financial Holdings, Inc.*       349,653 shares of common stock      3,371,982           5,594,435

Loans due from participants             Bearing various interest
                                        rates and maturities                  151,072             151,072

    Total investments                                                     $13,433,405         $15,655,858

*Party-in-interest to the Plan.

(1) Units were sold on December 30, 1994.  All investments were in non-interest bearing cash accounts held by the mutual fund company on December 31, 1994.





See accompanying independent auditors' report.

                        FIRST FINANCIAL HOLDINGS, INC.
                            SHARING THRIFT PLAN
                                Schedule II
              Schedule of Reportable Transactions - Item 27.d.
                        Year Ended December 31, 1994


                                                                                                           Sales
                                                                                                                         Net Gain
Identity of Party Involved              Description of Assets         Purchases          Proceeds          Cost           (Loss)


First Federal or Peoples Federal*       Certificates of deposit         $900,000       $  200,000        $  200,000           --

Vanguard Wellington Fund                Mutual fund                      889,658        4,587,562         4,389,222      $ 198,340

Vanguard Morgan Growth Fund             Mutual fund                      447,433        1,674,166         1,813,183       (139,017)

*Party-in-interest




See accompanying independent auditors' report.

                                 SIGNATURE

       The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    First Financial Holdings, Inc.
                                    Sharing Thrift Plan

Date:  July 13, 1995                By:   /s/ A. Thomas Hood
                                    A. Thomas Hood
                                    Member of The First Financial
                                    Holdings, Inc. Sharing Thrift
                                    Plan Committee

                                 EXHIBIT 1


                       INDEPENDENT AUDITORS' CONSENT


The Plan Trustees
First Financial Holdings, Inc. Sharing Thrift Plan:

We consent to the incorporation by reference in the registration statement (No. 33-22837) on Form S-8 of First Financial Holdings, Inc. of our report dated July 1, 1994 relating to the statement of net assets available for plan benefits of the First Financial Holdings, Inc. Sharing Thrift Plan as of December 31, 1993, and the related statement of changes in net assets available for plan benefits for the year then ended, which report appears in the December 31, 1994 annual report on Form 11-K of the First Financial Holdings, Inc. Sharing Thrift Plan.


                                    KPMG PEAT MARWICK LLP


Greenville, South Carolina
July 12, 1995

                              EXHIBIT 2

                    INDEPENDENT AUDITORS' CONSENT


The Board of Directors
First Financial Holdings, Inc.

We consent to the inclusion of our report dated July 6, 1995, with respect to the Statement of Net Assets Available for Benefits, With Fund Information as of December 31, 1994, and the related Statement of Changes in Net Assets Available for Benefits, With Fund Information for the year ended December 31, 1994, which report appears in the Form 11-K of First Financial Holdings, Inc. dated July 13, 1995.


                                  /s/ McLain, Moise & Associates, PC


Charleston, South Carolina
July 13, 1995